UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009	Commission File Number: 0-17227

HARRY WINSTON DIAMOND CORPORATION
(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 11th day of May, 2009.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/	LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Confirmation of mailing issued by CIBC Mellon Trust Company regarding the delivery of annual meeting materials to registered shareholders of Harry Winston Diamond Corporation.